JPMORGAN TRUST II

245 PARK AVENUE

NEW YORK, NEW YORK 10167

VIA EDGAR

April 29, 2010

Vincent J. Di Stefano

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re: JPMorgan Trust II (“Trust”);

File Nos. 2-95973; 811-4236

Dear Mr. Di Stefano:

This letter is in response to oral comments we received from you on April  5, 2010 to the Trust’s Post-Effective Amendment No. 115 to the Registration Statement under the Securities Act of 1933, as amended, and Amendment No. 116 to the Registration Statement under the Investment Company Act of 1940, as amended.

Our responses to your comments are set forth below.  We will incorporate any changes to the Trust’s Registration Statement in a filing pursuant to Rule 485(b) to be automatically effective on May 1, 2010.

Fees and Expenses of the Fund

1.

Comment:  Please revise the first sentence so that “tables describe” is changed to “table describes.”

Response:  We respectfully disagree and believe that the current wording is correct.

2.

Comment:  Please delete the parenthetical “under $1 million” from the Maximum Deferred Sales Charge (Load) line item.

Response:  Absent this disclosure in the fee tables, potential investors may not understand that certain purchases of class A shares are subject to a CDSC.  We believe that it is appropriate for investors contemplating the purchase of shares to be aware of all potential fees to which they may become subject pursuant to an investment in a Fund.  The “under $1 million” language in the fee table alerts shareholders to an important exception to the general fact that Class A shares lack a contingent deferred sales charge and goes directly to the question of suitability of particular classes for particular shareholders.  As a result, we are retaining the “under $ 1 million” in the disclosure.

Annual Fund Operating Expenses Table

3.

Comment:  Please confirm that the expense limitation agreement complies with the requirements of Form N-1A (the “Form”).  In addition, confirm that the footnote should not disclose that the Board approves the new expense limitation agreement.

Response:  The Trust confirms that the footnote complies with the requirements of the Form.  We hereby confirm that it is the service providers who decide whether or not to continue the expense caps, and as a result, our process does not require the Board to approve the expense limitation agreement.

Example Table

4.

Comment:  Please add “and then redeem all of your shares at the end of those periods” to the end of the second sentence.

Response:  The revision will be made.

5.

Comment:  Delete the heading “If You Sell Your Shares” from the table.

Response:  We believe that this heading clarifies the table’s meaning for shareholders and helps to prevent confusion.

Main Investment Strategies

6.

Comment:  Please confirm if the Fund engages in short sales.

Response:  The Fund does not engage in short sales.

7.

Comment: Please confirm if the Fund uses derivatives as a main investment strategy.

Response:  The Fund does not use derivatives as a main investment strategy.

8.

Comment: Clarify that the Fund concentrates in the real estate industry and not the real estate sector.

Response: We believe that the current concentration disclosure in the prospectus is responsive to Items 4(a) and 9(b) of Form N-1A.   The disclosure clearly states that the Fund will invest at least 25% of its assets in an industry or group of industries as mandated by Section 8(b)(1) of the Investment Company Act of 1940.  Furthermore, we believe that a reasonable investor will be able to conclude, after reading the prospectus disclosure, that this concentration is in the Real Estate industry.

9.

Comment:  Please clarify how the adviser determines which securities to sell.

Response:  The revision will be made.

Main Investment Risks

10.

Comment:  Real Estate Securities Risk - Please include disclosure of the volatility and expenses of REITs.

Response: The revision will be made.

Past Performance

11.

Comment:  Pursuant to Instruction 2(b) to Item 4(b)(2), please delete the names of the broad-based securities market indexes from the narrative explanation accompanying the bar chart and table.

Response:  We respectfully disagree with the proposed comment.  We do not agree that Instruction 2(b) to Item 4(b)(2) prohibits a Fund from disclosing the actual name of its broad-based securities market index in the narrative explanation accompanying the bar chart and table.  We believe that including the name of each benchmark provides potential shareholders with information that they require in reviewing the Fund’s performance.

12.

Comment:  Delete the disclosure that Lipper index includes the expenses of mutual funds included in the index.

Response:  We respectfully disagree with the proposed comment.  Instruction 2(b) to Item 4(b)(2) requires a Fund to disclose information about supplemental benchmarks, and specifically indicates by way of example how the Fund’s performance compares with the returns of an index.  Whether or not mutual fund expenses are included is an important factor in any performance comparison, and so absent such disclosure, we are concerned that the performance comparison would be inaccurate and that shareholders might assume that the Lipper Index is calculated in the same way as broad-based securities indexes.

13.

Comment:  Delete the heading “Return Before Taxes” from the returns for Class C and Select Class Shares.

Response:  Absent this disclosure, potential investors may not understand that the performance returns shown for Class C and Select Class Shares do not include taxes.  We believe that it is important that investors are aware of this fact when conducting a performance comparison and are concerned that without this information the performance comparison may be inaccurate.

Management

14.

Comment:  Delete the introductory paragraph to the table.

Response:  We believe that simply stating that the named party is the investment adviser to the product aids prospective shareholders in their review of the prospectus and the Fund’s service providers.

Additional Information About the Fund’s Investment Strategies

15.

Comment:  Please include disclosure that indicates how shareholders will be notified of any changes to a Fund’s fundamental investment objectives.

Response:  We do not believe that the Form requires the requested disclosure.  We intend to provide shareholders with reasonable notice of a change to a Fund’s fundamental investment objective without acquiring the obligation to do so within a set timeframe.

We hereby acknowledge on behalf of the Trust that:

- the Trust is responsible for the adequacy and the accuracy of the disclosure contained in the Filings;

- Comments of the staff of the Securities and Exchange Commission ("Staff"), if any, or changes to disclosure in Response to Staff Comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing made; and

- the Trust may not assert Staff Comments, or lack thereof, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004, release regarding the public release of Comment letters and Responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

We hope that the Staff finds this letter responsive to the Staff’s Comments.  Should members of the Staff have any questions or Comments concerning this letter, please call the undersigned at (212) 648-2085.

Sincerely,

/s/ John T. Fitzgerald

John T. Fitzgerald

Assistant Secretary